SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

520780 10 7

(CUSIP Number)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Senior Vice President of Administration

Lawson Software, Inc.

380 Saint Peter Street

St. Paul, Minnesota 55102-1302

(651) 767-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawson Family Investment Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,786,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,786,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,786,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H. Richard Lawson and Patricia Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,008,451(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,008,451(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,008,451(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 32,214 shares held indirectly by H. Richard Lawson through Lawson Software’s 401(k) plan trust, 13,786,666 shares held by the Lawson Family Investment Company, Ltd. over which Reporting Persons share voting and dispositive control and 3,189,571 shares held by H. Richard Lawson and Patricia Lawson as tenants in common.

This Amendment No. 2 (the “Amendment”) amends Amendment No. 1 to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2003 and the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 17, 2001 (the “Statement”).  This Amendment No. 2 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1.	Security and Issuer

This statement relates to the common stock of Lawson Software, Inc. (the “Issuer”). The Issuer is a Delaware corporation with a principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

Item 2.	Identity and Background
(a) Name: This statement is filed on behalf of H. Richard Lawson and the Lawson Family Investment Company, Ltd. (the “Reporting Persons”).
(b) Residence or Business Address: c/o Lawson Software, Inc., 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.
(c) Present Principal Occupation: H. Richard Lawson is Chairman of the Board of Directors of the Issuer.
(d) Convictions in the last 5 years: The Reporting Persons have not been convicted in a criminal proceeding.

(e)            Securities law violations in the last 5 years: The Reporting Persons have not been a party to a civil proceeding as a result of which he has been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously reported in this Item of the Statement with respect to the source of funds for the Reporting Persons’ investment in securities of the Issuer is incorporated by reference herein.

Item 4.	Purpose of Transaction
The information previously reported in this Item of the Statement with respect to the purpose of the Reporting Persons’ investment in securities of the Issuer is incorporated by reference herein.

On January 8, 2003, the Reporting Persons adopted a written plan for the purpose of selling limited amounts of their equity holdings in the Issuer. The written plan was adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. This sales plan allows the Reporting Persons to monetize and gradually diversify a minority portion of their equity holdings.  Under this sales plan, the Reporting Persons may sell up to 500,000 shares over a six-month period ending July 16, 2003.  On April 10, 2003, H. Richard Lawson and Patricia Lawson made a charitable gift of 1,500,000 shares of common stock of the Issuer to Oklahoma Christian University in an exempt transaction under Rule 16b-5.

Item 5.	Interest in Securities of the Issuer

(a)            As of April 10, 2003 (and after giving effect to 1.5 million share gift reported herein), the Reporting Persons are deemed to be the beneficial owner of 17,008,451 shares (the “Shares”) of the Issuer’s Common Stock.  These Shares represent approximately 17.4% of the Issuer’s outstanding Common Stock (based upon 97,561,660 outstanding shares as of April 3, 2003).

(b)           The Reporting Persons share voting and dispositive power with respect to 32,214 shares held indirectly by H. Richard Lawson through Lawson Software’s 401(k) plan trust, 13,786,666 shares held by the Lawson Family Investment Company, Ltd. and 3,189,571 shares held by H. Richard Lawson and Patricia Lawson as tenants in common.

(c)            On February 14, 2003,  the Lawson Family Investment Company, Ltd. sold an aggregate of 17,777 shares of the Issuer’s Common Stock at $5.56609 per share pursuant to the Reporting Persons’ 10b5-1 selling plan in accordance with Rule 144 of the Securities and Exchange Commission.

On February 18, 2003, the Lawson Family Investment Company, Ltd. sold an aggregate of 10, 000 shares of the Issuer’s Common Stock at $5.602 per share pursuant to the Reporting Persons’ 10b5-1 selling plan in accordance with Rule 144 of the Securities and Exchange Commission.

The Lawson Software Employee Stock Ownership Plan and Trust  (the "ESOP") has been terminated by Lawson Software.  As part of that termination, on February 14, 2003, the ESOP allocated 32,214 shares of common stock to an account for H. Richard Lawson in an exempt transaction under Rule 16b-3(c).  On February 21, 2003, the ESOP distributed the 32,214 shares of Common Stock to H. Richard Lawson's account in a qualified 401(k) retirement plan in an exempt transaction that changed only the form of beneficial ownership under Rule 16a-13.

On February 28, 2003,  the Lawson Family Investment Company, Ltd. sold an aggregate of 27,779 shares of the Issuer’s Common Stock at $6.01738 per share pursuant to the Reporting Persons’ 10b5-1 selling plan in accordance with Rule 144 of the Securities and Exchange Commission.

On April 10, 2003, H. Richard Lawson and Patricia Lawson made a charitable gift of 1,500,000 shares of common stock of the Issuer to Oklahoma Christian University in an exempt transaction pursuant to Rule 16b-5.

Except for the transactions described above, the Reporting Persons have not effected any transactions in the shares of the Issuer’s Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
The information previously reported in this Item of the Statement with respect to exhibits is incorporated by reference herein.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2003

/s/ H. Richard Lawson
H. Richard Lawson, Individually

/s/ Patricia Lawson
Patricia Lawson, Individually

LAWSON FAMILY INVESTMENT COMPANY, LTD.

	By:	/s/ H. Richard Lawson
H. Richard Lawson